UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019 (No. 3)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K (including Exhibit 99.1 and the statements under “Third Quarter 2019 Financial Results”, “Forward Looking Statements” and the accompanying financial statements in the press release in Exhibit 99.1) are incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-229083, 333-219614 and 333-212432).

On November 19, 2019, Cellect Biotechnology Ltd. issued a press release entitled “Cellect Biotechnology Reports Third Quarter 2019 Financial and Operating Results.” Attached hereto and incorporated by reference herein is the following exhibit:

Exhibit

99.1	Press Release, dated November 19, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY LTD.

Date: November 19, 2019	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer